

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Scott Sukenick
General Counsel
SCYNEXIS, Inc.
1 Evertrust Plaza, 13th Floor
Jersey City, New Jersey 07302-6548

> **Re: SCYNEXIS, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2020**
> **File No. 333-237952**

Dear Mr. Sukenick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at (202) 551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brett White, Esq., Cooley LLP